United States securities and exchange commission logo





                             October 5, 2023

       Pengju Wang
       Co-Chief Financial Officer
       Bgin Blockchain Limited
       1235, The Chelsea
       69 Jervois Street, Sheung Wan
       Hong Kong

                                                        Re: Bgin Blockchain
Limited
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
September 15, 2023
                                                            CIK No. 0001945565

       Dear Pengju Wang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please update your disclosure here and throughout to remove statements that suggest that the Accelerating
Holding Foreign Companies Accountable Act has not yet been passed and enacted. In this
regard, you state on your cover page that "[o]n June 22, 2021, the
                                                        U.S. Senate passed the
Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S.
House of Representatives and signed into law, would reduce the period of time for
foreign companies to comply with PCAOB audits to two
                                                        consecutive years,
instead of three, thus reducing the time period before [y]our securities may be prohibited from
trading or delisted" and, on page 8, you state that "if the SEC determines that [you]
have filed annual reports containing an audit report issued by a
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         registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act,
         are enacted." You have similar disclosure on pages 11 and 13.
2. Please revise your cover page, the prospectus, the summary of the risk factors section and the risk factors section to clarify that the risks you identify as related to doing business in
         Mainland China also apply to doing business in Hong Kong. For example, please clarify here and throughout, including your disclosure on pages 5, 9, 12, 23 and 26, that the uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder your ability to offer or continue to offer your securities, result in a material adverse change to your business operations, and damage your reputation, which would materially and adversely affect your financial condition and results of operations and cause the
         Class A ordinary shares to significantly decline in value or become worthless. In addition, revise the disclosure here and throughout, including page 9 of your prospectus summary, to disclose that the PRC government's significant authority to intervene in or influence operations of an offshore holding company at any time could limit your ability to transfer cash both into and outside of China, including Hong Kong. Similarly expand the first full risk factor on page 23.
Prospectus Summary
Our Crypto Asset Custody Policies and Procedures, page 5

3. Refer to your response to comment 1. On page 5, you disclose that your crypto assets are transferred and exchanged into Tethers on crypto exchanges on the immediately following day and that, each time the value of Tether in cold wallets reaches US$100,000, you initiate a request on the same day to exchange the Tethers for fiat currency. Please identify here the exchanges you use both to obtain the Tethers and to exchange the Tethers for fiat currency. In this regard, we note your disclosure on page 33. In addition, please disclose the location of where you hold your fiat currency, and, if in the U.S., please disclose whether the deposits held at each bank exceed the amount insured by the FDIC, and, if so, please discuss the related risks.
4. We note your revised disclosure in response to comment 1 that "[f]rom January 1, 2023 to
         July 14, 2023, [your] USDT balance occasionally exceeded US$100,000," and that
         "[s]ince July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis, [your] USDT balance exceeded the US$100,000 threshold on a regular basis." Please revise to disclose with greater specificity how often your USDT balance exceeded $100,000 and disclose the largest USDT balance held in each period.
5. In the disclosure added in response to comment 1, you indicate that only your chairman has access to the private keys for your cold wallets and the authority to release proceeds from your self-custodied cold wallets. Please tell us how access to your crypto assets by a
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         single person is indicative of effective design of internal controls over financial reporting
         (ICFR) and reference for us the authoritative literature you rely upon to support your position. In your response, specifically tell us whether a single person with sole access to your crypto assets is a material weakness in the design of your ICFR that should be included in your risk factor on ICFR on page 56.
Risk Factors
Risks Related to Our Business and Industry
Recent bankruptcies and financial distress, page 33

6. Refer to your response to comment 4. You disclose on page 33 that Binance.com is one of the cryptocurrency exchanges that you have used and continue to use. If material, please revise here and in your business section to describe your exposure to Binance.com and Binance.com's alleged material violations of the federal securities laws, and expand your disclosure in the risk factor that follows to discuss any reputational harm you may face in regards to your use of Binance.com as one of your primary exchanges.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 70

7. We acknowledge your response to comment 6. We note that while you do not have GPU's, you do have mining machines as discussed beginning on page
90. Please
         include in your key indicators of performance, the daily average number of mining machines for each period presented, in order to provide context and support trends in your key operating and financial indicators, or tell us why the information is not included.
Volatility in Market Price of Cryptocurrencies, page 71

8. We acknowledge your response to comment 7. For those cryptocurrencies where you did not use your principal market pricing because the information was not available, please disclose that fact and explain why the information was not available. Also disclose why you selected the source used and why that data represents relevant information.
Comparison of the Fiscal Years Ended December 31, 2022 and December 31, 2021 Revenue, costs of sales and gross profit margin, page 73

9. We acknowledge your response to comment 10. In the first tables on pages 96 and 97, you disclose via footnote that there is information related to TRB that is not available to you due to technical difficulties. Please disclose what information is not available to you for the first table on page 96 and tell us in more detail about the nature of the technical difficulties. Tell us why you did not include a similar footnote for the first table on page
         73.
Cost of services, page 74

10. Refer to your response to comment 9. Please revise your breakeven analyses on page 75
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         to add footnotes to the table (i) to disclose how you determined the "revenue/unit"
         and disclose the range of values of each crypto asset, (ii) to disclose how you determined the "electricity costs/unit" and disclose the range of costs, and
(iii) to identify the "other
         costs," including the amount of each identified "other cost."
Industry
Total Market Capitalization of Cryptocurrencies, page 81

11. Refer to your response to comment 14. Please revise to disclose the total aggregate market capitalization of crypto currency as of December 31, 2021 and December 31,
         2020, and disclose the CAGR from December 31, 2021 to December 31, 2022. In addition, revise your table on page 83 to disclose that you did not mine CKB, HNS or
         TRB in the fiscal year ended December 31, 2022 and that you did not mine CKB or HNS in the fiscal year ended December 31, 2021 or include a cross reference to the table on page 84.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

12. The audit report refers to the restatements as an election to change method of accounting.
         Please respond to the following:
             We note that a change in accounting principle is a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply, or when the accounting principle formerly used is no longer generally accepted. We also note that a change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of a misstatement and the correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report through the addition of an explanatory paragraph, including an appropriate title. Ask your auditors to tell us how they considered AS 2820 in determining their required disclosures.
             We also note that changes in classification in previously issued financial statements do not require recognition in the auditor's report, unless the change represents the correction of a material misstatement or a change in accounting principle.
             Accordingly, please ask your auditor to tell us about their evaluation in determining not to refer to the reclassifications in the audit report.
Note 2. Summary of Significant Accounting Policies
Reorganization, page F-7

13.      We acknowledge your response to comment 19. Please respond to the following:
             Tell us the significant terms of the shareholder voting agreement dated March 18,
            2019 between Mr. Wu and Mr. Li referenced in your response. Provide us a copy of the agreement.
             It appears that the March 18, 2019 shareholder agreement only applies to Bgin HK
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              and does not apply to the other five entities in the table in your response. The other five entities were wholly-owned by Mr. Wu prior to the reorganization. Explain how you attribute control of Bgin HK to Mr. Wu under the shareholder voting agreement before the reorganization transaction to qualify the other five entities clearly controlled by Mr. Wu as being under his common control to account for the reorganization retroactively at book value. In your response clarify why the shareholder voting agreement conveys Mr. Li's voting rights to Mr. Wu and why it does not convey Mr. Wu's voting rights to Mr. Li.
                Tell us why Mr. Wu gave up approximately 79% of his equity ownership interests in
              Bgin Infrastructure and the other four entities. Tell us your consideration of
              ASC 718-10-15-4 and SAB Topic 5.T.
Revenue recognition, page F-9

14.      We acknowledge your response to comment 20. Please respond to the following:
             You told us that blockchain platforms publish whitepapers or similar documents on websites regarding how the blockchain works. As previously requested, summarize for us the significant terms of each of TON, NIM, TRB, and KAS blockchain platforms, as these crypto assets represent the majority of your revenues for the periods presented and this information is necessary to understanding your revenue recognition policy.
             You told us you do not consider the blockchains to be your customer and you apply
            ASC 606 by analogy. Revise your revenue recognition policy to clarify that you are applying ASC 606 by analogy and explain why.
             Tell us your consideration as to whether parties transacting on the blockchain that pay gas/transaction fees are your customers and explain why or why not.
             You disclose that revenue is recognized at the point in time when you
            have successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. You also disclose that the provision of providing computing power is your only performance obligation. If providing computing power is your only performance obligation, and not successfully placing a block, tell us how you made that determination and why you recognize revenue at the point in time you successfully place the block and not over time. Further, if the provision of computer power is your only performance obligation, reconcile that with your response that the blockchains do not guarantee that a reward will be given for mining activities. Tell us your consideration for whether you provide transaction verification services to the blockchain (and parties transacting on the blockchain) as the performance obligation instead of the provision of computing power as it appears that the blockchain seeks only the valid hash to write the next block and is indifferent to unsuccessful hashes.
             Tell us why you recognize revenue at the point in time when you have both successfully placed a block and received the award from the blockchain platforms.
            Explain to us how and when payment is received and whether it is simultaneous with
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October 5, 2023
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              placing the block or delayed. If delayed, provide timeframes for receipt of the block reward and any transaction fees for TON, NIM, TRB, and KAS. Tell us whether it is possible to solve the algorithm and still not earn the block reward and whether that has ever happened.
                Tell us whether the cryptocurrency reward includes both a block reward and transaction fees for each of TON, NIM, TRB, and KAS. For any transaction fees, tell us how you account for those fees and why, citing the accounting literature you applied and how you applied it to your facts and circumstances.
                You told us that when applying ASC 606-10-32-21 by analogy, the time of contract inception is the time when you receive a digital reward. Tell us why inception is when you receive the reward and not earlier, such as when you successfully write the next block. Tell us whether you have any enforceable rights to claim the block reward (and transaction fees if applicable) once you have successfully placed a block.
                You disclose that the non-cash consideration you receive is measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time the company has earned the award from the blockchain platforms. Tell us what you mean by "earned" as that terminology is a term of art under guidance in the superseded ASC Topic 605, and tell us when each event occurs
              (inception, time earned, and receipt of non-cash consideration). If these do not occur simultaneously, tell us why you believe it is not materially different.
                You told us that you measure the fair value of the cryptocurrency award at the point in time when you successfully place a block and receive the cryptocurrency award as
              there is generally an equivalent    USD value    displayed on the
particular transaction
              on the blockchain. Tell us whether you use the    USD value    as
the fair value
              measurement for your non-cash consideration and, if you do, tell us why and how you considered ASC 820 and the determination of fair value using your principal market.
Cryptocurrencies, page F-10

15. We acknowledge your response to prior comment 21. While USDT is a stablecoin, the value of USDT may fluctuate. Please tell us how you considered ASC 820 in determining the fair value of the USDT.
16. We acknowledge your response to comment 22. You told us that you compare the cost of each cryptocurrency to its subsequent market price on a daily basis and when the cost of the cryptocurrency is higher than the daily lowest market price on that date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market
FirstName LastNamePengju Wang
       price on that date. We note that your accounting policy on page F-10 does not include
Comapany    NameBgin
       similar          Blockchain
               information.  Please Limited
                                    revise your accounting policy to be
consistent with your
Octoberresponse.
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Restatements, page F-12

17.      Please respond to the following:
             We note that all of your as reported amounts for the statements of operations and comprehensive income (loss) for the years ended December 31, 2022 and 2021 as shown on pages F-13 and F-15 do not agree to the statements of operations and comprehensive income (loss) as shown on page F-4 of amendment No. 2 to your draft registration statement on Form F-1. It appears that you also made reclassifications of certain expenses (realized (gain) loss on sale/exchange of cryptocurrencies, impairment of cryptocurrencies, and bank service charges), and adjusted income taxes and foreign currency translation. Revise to include explanation and quantification of all reclassifications and adjustments.
             You refer to changes in the application of accounting policies. Note that the correction of an error in previously issued financial statements is not a change in accounting principle. Refer to ASC 250-10-05-04. Tell us how you considered ASC
             250-10, including the definition in the FASB Master Glossary of Change in
             Accounting Principle in determining that your adjustments and reclassifications are changes from one generally accepted accounting principle to another generally accepted accounting principle.
             You disclose that the impact of the adjustments to the opening retained earnings as of
             January 1, 2021 is immaterial. Please tell us the amount of the adjustments and why you believe it is immaterial.
Note 5. Cryptocurrencies, page F-16

18.      Please respond to the following:
             Tell us what the line item Sale/exchange of cryptocurrencies represents in the table on page F-16.
             Tell us the amount of sale and the amount of exchange.
             Tell us how that line item relates to the Realized (gain)/loss on sale/exchange of cryptocurrencies shown in your statement of operations and the line item Sale of cryptocurrencies in your statement of cash flows.
             If the line item Sale of cryptocurrencies in your statement of cash flows represents proceeds from sales of cryptocurrencies, please revise the line item description to clarify.
             If the line item Cryptocurrencies in your statement of cash flows represents the receipt of cryptocurrencies for your mining operations recognized as revenue, please revise the line item description to clarify.
             Tell us where the Realized (gain)/loss on sale/exchange of cryptocurrencies is reflected in your statement of cash flows.
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       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets
cc:      Ying Li